Aspen Group, Inc.

720 South Colorado Boulevard

Suite 1150N

Denver, Colorado 80246

May 19, 2015

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20546

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated April 30, 2015 related to the filings of Aspen Group, Inc. (the “Company”). Our response to each comment follows your comment which has been reproduced.

Business, page 1

Regulation of Federal Student Financial Aid Programs, page 9

1.

We note that an institution must satisfy DOE regulations regarding its “administrative capability” to participate in Title IV programs. In your future filings, please revise to clarify whether your current operations satisfy these standards.

Response to Comment 1: We have evaluated our operations under the criteria set forth by the Department of Education (“DOE”) and believe that our current operations satisfy the DOE’s “administrative capability requirements.” The Company will expand its disclosure to include this in future filings.

2.

We note that an institution must also satisfy DOE’s “financial responsibility” requirements to access Title IV program funding. DOE evaluates institutions on an annual basis to assess their compliance with financial reporting standards. In your future filings, please disclose your compliance with DOE’s financial responsibility standards, including your composite score. Please also disclose whether you fail to satisfy any other financial responsibility standards, including whether you received an unqualified opinion from your independent auditor or remained current on your debt payments.

Response to Comment 2: Our composite score for the year ending April 30, 2014 was approximately -1.0. Subject to any changes in connection with the April 30, 2015 audit, the Company believes that its composite score for 2015 will be approximately 1.5, a passing score. As disclosed in our fiscal third quarter Form 10-Q filed on March 11, 2015, the Company has posted a letter of credit in the amount of $1,122,485 in order to comply with the DOE’s “financial responsibility” standards. Assuming the estimate of our composite score is accurate, we believe the DOE will release the Company from the letter of credit obligation and the funds will be released to the Company. Additionally in fiscal 2014, the Company’s auditors issued an unqualified opinion. We believe that based on our financial position, we will receive the same unqualified opinion again for fiscal 2015.

This disclosure will be revised appropriately in the Form 10-K based on the results of the audit and the DOE’s actions. The Company will expand its disclosure as necessary in future filings.

3.

We note that if an institution fails to meet DOE’s financial responsibility standards, it may establish financial responsibility on an alternate basis. One alternative basis is posting a letter of credit. We note that in April 2014 you posted a letter of credit for $848,225 with DOE to remain provisionally certified to participate in the Title IV programs. In your future filings, please discuss the reason DOE requested that you post a letter of credit to remain provisionally certified.

4.

Response to Comment 3: Assuming the Company is subject to the letter of credit requirement, the Company will expand this disclosure in future filings.

Risk Factors, page 18

5.

We note that in June 2013 you received a $1 million loan from your chief executive officer, Mr. Matthews. In your future filings, please provide a risk factor addressing the risks to your business and operations raised by your reliance on financing from Mr. Matthews, including any potential conflicts of interest. This disclosure should include the material terms of any loans or notes with Mr. Matthews, including principal, interest and term.

Response to Comment 4: The Company will expand its disclosure in future filings to disclose: In 2012 and 2013, Mr. Mathews, our Chief Executive Officer, lent us a total of $1.6 million. In connection with those loans, Mr. Mathews was issued three notes: (i) a $1 million note with an interest rate of 10% per annum, payable monthly, originally due December 2013 which was subsequently extended and is now due July 31, 2016, (ii) a $300,000 convertible note with interest of 0.19% per annum, convertible at a $1.00 per share, originally due March 31, 2013 which was subsequently extended and is now due July 31, 2016, and (iii) a $300,000 convertible note with interest of 5.0% per annum, originally due on demand but amended to provide for a due date of July 31, 2016. If we are unable to raise capital from third parties on terms acceptable to the Company and Mr. Mathews does not extend his notes again, we may be unable to repay Mr. Mathews. Because Mr. Mathews as CEO has the practical ability to cause the Company to fail in future efforts to raise capital and thereby create a default under his notes, investors should consider that conflict of interest. Notwithstanding that, Mr. Mathews has consistently extended his notes to avoid a default.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any questions concerning this letter to Michael D. Harris, Esq. at (561) 471-3507, mharris@nasonyeager.com.

Very truly yours,

/s/ Michael Mathews

Michael Mathews, Chief Executive Officer

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